TOWER ONE TO SPEAK AT THE RBC CAPITAL MARKETS GLOBAL TOWER AND WIRELESS INFRASTRUCTURE INVESTOR DAY

September 28, 2020 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces that Alejandro Ochoa, CEO, will speak at the RBC Capital Markets Global Tower and Mobile Infrastructure Virtual Investor Day conference on September 29, 2020. The presentation is scheduled to begin at 1:20 p.m. ET. We invite you to join the webcast by registering at: https://www.veracast.com/webcasts/rbc/mobile2020/83107175684.cfm

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications
Tel:  +1 917 546 3016
E-mail:  info@toweronewireless.com
Website:  www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

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